Exhibit 99.1

News release via Canada NewsWire, Toronto 416-863-9350

     Attention Business/Financial Editors:
     Rogers Reports Second Quarter 2010 Financial and Operating Results

     <<
     Adjusted Operating Profit up 11% as Revenue Grows 5% to $3.0 Billion;

       Revenue Increases Combine with Cost Efficiencies to Drive Margin
                Expansion at each of Wireless, Cable and Media;

       Wireless Data Revenue Growth Continues Strong at 39%, while Cable
        Total Service Units grow 25,000 More Than Second Quarter 2009;

         Growth Across Media's Portfolio Leads to 8% Revenue Increase
          which Combine with Cost Efficiencies to Drive 78% Adjusted
                           Operating Profit Growth;

        Consolidated Second Quarter Free Cash Flow up 20%, Adjusted Net
             Income up 13%, and Adjusted Earnings Per Share up 23%
     >>

     TORONTO, July 27 /CNW/ - Rogers Communications Inc. today announced the filing of its consolidated financial and operating results for the three and six months ended June 30, 2010.

     Financial highlights are as follows(1):

     <<
     -------------------------------------------------------------------------
                               Three months ended         Six months ended
     (In millions of                 June 30,                  June 30,
      dollars, except per  ---------------------------------------------------
      share amounts)          2010      2009  % Chg     2010      2009  % Chg
     -------------------------------------------------------------------------

     Operating revenue     $  3,029  $  2,891     5  $  5,916  $  5,638     5
     Operating profit         1,182     1,033    14     2,304     2,115     9
     Net income                 451       374    21       831       683    22
     Basic and diluted net
      income per share     $   0.78  $   0.59    32  $   1.42  $   1.08    31

     As adjusted:
       Operating profit    $  1,200  $  1,083    11  $  2,363  $  2,088    13
       Net income               464       412    13       872       668    31
       Basic and diluted
        net income per
        share              $   0.80  $   0.65    23  $   1.49  $   1.06    41
     -------------------------------------------------------------------------

     (1) For a detailed discussion of our financial and operating metrics and results, please review our 2009 Annual Report together with our second quarter 2010 MD&A and our second quarter 2010 Unaudited
         Interim Consolidated Financial Statements and Notes thereto which can be found at www.rogers.com and on SEDAR at www.sedar.com or on EDGAR at www.sec.gov.
     >>

     "Our results for the second quarter of 2010 demonstrate continued revenue and subscriber growth combined with healthy operating leverage resulting from efficiency gains across the business," said Nadir Mohamed, President and Chief
Executive Officer of Rogers Communications. "As a result, we expanded margins in all three segments and delivered double digit growth in adjusted operating profit, free cash flow and earnings per share."

     Highlights of the second quarter of 2010 include the following:

     <<
     -   Generated consolidated quarterly revenue growth of 5%, with Wireless network growth of 7%, and growth of 4% in Cable Operations and 8% in
         Media. Wireless, Cable Operations and Media adjusted operating profit increased by 10%, 4%, and 78% respectively. Revenue growth and cost reduction initiatives combined to drive the adjusted operating profit margin up to 39.6% from 37.5% year-over-year on a consolidated basis, with Wireless network margins increasing to 49.9% from 48.5%, Cable
         Operations margins increasing to 43.4% from 43.1%, and Media margins increasing to 16.7% from 10.1% year-over-year.

     -   Wireless network revenue growth was fuelled by data revenue growth of
         39% and net subscriber additions of 119,000. Wireless data revenue now comprises 27% of Wireless network revenue and was helped by the activation and upgrade of approximately 385,000 additional smartphone devices during the quarter, predominantly BlackBerry, iPhone and
         Android devices, of which approximately 35% were for subscribers new to Wireless. This resulted in subscribers with smartphones, who generate ARPU nearly twice that of voice only subscribers, representing 35% of the overall postpaid subscriber base as at
         June 30, 2010, up from 25% as at June 30, 2009.

     -   Grew total service units (television, Internet and telephony subscribers) at Cable by more than 25,000 versus the second quarter
         2009, with Internet subscriber penetration now at 72% of television subscribers and residential voice-over-cable telephony penetration at
         42% of television subscribers.

     -   Wireless announced that it would offer Apple's iPhone 4, and also began offering prepaid wireless service plans for Apple's recently introduced touchscreen tablet computer, the iPad, for customers who want to take their movies, TV shows, music, games and reading with them.

     -   We unveiled the Rogers Handset Protection Guarantee program for wireless customers. The program, a first from a Canadian wireless service provider, provides a simple and cost effective replacement service for customers whose devices have been lost, stolen or broken.

     -   Launched Rogers' Extreme Text Messaging service, a North American first, allowing wireless customers to personalize their texting experience with signatures, distribution lists, blocking and forwarding, making the texting experience as easy and feature rich as email.

     -   Announced the introduction of a new wireless brand called chatr, the first in the prepaid unlimited talk and text category to offer customers the reach and reliability of a proven network. chatr will offer unlimited voice and text plans within defined urban chatr zones, and be supported by extensive retail distribution. The introduction of chatr rounds out Rogers' existing multi-brand approach to targeting distinct market segments.

     -   Cable announced the official launch of its innovative Rogers On
         Demand Online distribution platform, Canada's one-stop web destination for on-demand access to a vast video library that features prime time, daytime and specialty TV, movies, news, sports, and music content.

     -   Media strengthened its radio presence in Edmonton, Alberta with the agreement to acquire BOUNCE (CHBN-FM), one of Edmonton's top hit music stations, and in London, Ontario with the agreement to acquire
         BOB-FM (CHST-FM), a continual ratings leader in that market. These transactions are subject to CRTC approval, and are expected to close in the second half of 2010.

     -   Together with Canucks Sports and Entertainment, we announced a
         10-year strategic alliance giving Rogers the arena naming and telecommunications sponsorship rights. The Vancouver stadium that is home to the NHL's Canucks will now be known as Rogers Arena.

     -   Generated consolidated free cash flow (adjusted operating profit less property, plant and equipment expenditures and interest) of
         $591 million, a 20% increase from second quarter 2009, while adjusted net income grew by 13%. On a per share basis, free cash flow increased by 30% and adjusted earnings per share increased by 23%
         reflecting share buybacks over the past year which decreased the base of outstanding shares.

     -   We repurchased 9.0 million RCI Class B Non-Voting shares for
         $328 million during the quarter under our $1.5 billion share buyback authorization, and paid dividends on our common shares totalling
         $188 million.
     >>

     This summary of our second quarter 2010 earnings ("earnings release"), which is current as of July 26, 2010, should be read in conjunction with our second quarter 2010 MD&A, our second quarter 2010 Interim Unaudited
Consolidated Financial Statements and Notes thereto, our 2009 Annual MD&A and our 2009 Annual Audited Consolidated Financial Statements and Notes thereto.
The financial information presented herein has been prepared on the basis of
Canadian generally accepted accounting principles ("GAAP") for interim financial statements and is expressed in Canadian dollars. Please refer to
Note 25 of our 2009 Annual Audited Consolidated Financial Statements for a
summary of the differences between Canadian GAAP and United States ("U.S.")
GAAP for the year ended December 31, 2009.
     In this earnings release, the terms "we", "us", "our", "Rogers" and "the
Company" refer to Rogers Communications Inc. and our subsidiaries, "Wireless",
"Cable" and "Media".

     SUMMARIZED CONSOLIDATED FINANCIAL RESULTS

     <<
     -------------------------------------------------------------------------
                               Three months ended         Six months ended
     (In millions of                 June 30,                  June 30,
      dollars, except per  ---------------------------------------------------
      share amounts)          2010      2009  % Chg     2010      2009  % Chg
     -------------------------------------------------------------------------

     Operating revenue
       Wireless            $  1,700  $  1,616     5  $  3,362  $  3,160     6
       Cable
         Cable Operations       790       763     4     1,579     1,506     5
         RBS                    140       125    12       273       253     8
         Rogers Retail           86        90    (4)      175       192    (9)
         Corporate items
          and eliminations      (12)       (6)  100       (26)      (11)  136
                           ---------------------------------------------------
                              1,004       972     3     2,001     1,940     3
       Media                    396       366     8       697       650     7
       Corporate items
        and eliminations        (71)      (63)   13      (144)     (112)   29
                           ---------------------------------------------------
     Total                    3,029     2,891     5     5,916     5,638     5
                           ---------------------------------------------------
                           ---------------------------------------------------

     Adjusted operating
      profit (loss)
       Wireless                 815       742    10     1,647     1,452    13
       Cable
         Cable Operations       343       329     4       683       637     7
         RBS                      9         7    29        17        22   (23)
         Rogers Retail           (8)       (4)  100       (12)       (3)  n/m
                           ---------------------------------------------------
                                344       332     4       688       656     5
       Media                     66        37    78        74        27   174
       Corporate items
        and eliminations        (25)      (28)  (11)      (46)      (47)   (2)
                           ---------------------------------------------------
     Adjusted operating
      profit                  1,200     1,083    11     2,363     2,088    13
     Stock-based
      compensation
      recovery (expense)        (10)      (13)  (23)      (34)       68   n/m
     Integration and
      restructuring expenses     (8)      (37)  (78)      (10)      (41)  (76)
     Other items, net             -         -   n/m       (15)        -   n/m
                           ---------------------------------------------------
     Operating profit         1,182     1,033    14     2,304     2,115     9
     Other income and
      expense, net              731       659    11     1,473     1,432     3
                           ---------------------------------------------------
     Net income            $    451  $    374    21  $    831  $    683    22
                           ---------------------------------------------------
                           ---------------------------------------------------

     Basic and diluted net
      income per share     $   0.78  $   0.59    32  $   1.42  $   1.08    31

     As adjusted:
       Net income          $    464  $    412    13  $    872  $    668    31
       Basic and diluted
        net income per
        share              $   0.80  $   0.65    23  $   1.49  $   1.06    41

     Additions to property,
      plant and equipment
      ("PP&E")
       Wireless            $    206  $    204     1  $    405  $    378     7
       Cable
         Cable Operations       159       156     2       277       260     7
         RBS                      8         9   (11)       14        17   (18)
         Rogers Retail            3         3     -         4         6   (33)
                           ---------------------------------------------------
                                170       168     1       295       283     4
       Media                      9        16   (44)       14        30   (53)
       Corporate                 54        46    17        91       102   (11)
                           ---------------------------------------------------
     Total                 $    439  $    434     1  $    805  $    793     2
     -------------------------------------------------------------------------
     >>

     SEGMENT REVIEW

     <<
     WIRELESS
     --------
     >>

     Summarized Wireless Financial Results

     <<
     -------------------------------------------------------------------------
                               Three months ended         Six months ended
     (In millions of                 June 30,                  June 30,
      dollars, except      ---------------------------------------------------
      margin)                 2010      2009  % Chg     2010      2009  % Chg
     -------------------------------------------------------------------------

     Operating revenue
       Postpaid            $  1,559  $  1,456     7  $  3,074  $  2,862     7
       Prepaid                   74        73     1       140       140     -
                           ---------------------------------------------------
       Network revenue        1,633     1,529     7     3,214     3,002     7
       Equipment sales           67        87   (23)      148       158    (6)
                           ---------------------------------------------------
     Total operating
      revenue                 1,700     1,616     5     3,362     3,160     6
                           ---------------------------------------------------

     Operating expenses
      before the undernoted
       Cost of equipment
        sales                   243       254    (4)      480       479     -
       Sales and marketing
        expenses                152       149     2       263       289    (9)
       Operating, general
        and administrative
        expenses                490       471     4       972       940     3
                           ---------------------------------------------------
                                885       874     1     1,715     1,708     -
                           ---------------------------------------------------
     Adjusted operating
      profit                    815       742    10     1,647     1,452    13
     Stock-based
      compensation
      recovery (expense)         (2)       (2)    -        (7)        8   n/m
     Integration and
      restructuring expenses      -        (9)  n/m        (1)       (9)  (89)
     Other items, net             -         -   n/m       (10)        -   n/m
                           ---------------------------------------------------
     Operating profit      $    813  $    731    11  $  1,629  $  1,451    12
                           ---------------------------------------------------
                           ---------------------------------------------------

     Adjusted operating
      profit margin as %
      of network revenue      49.9%     48.5%           51.2%     48.4%

     Additions to PP&E     $    206  $    204     1  $    405  $    378     7

     -------------------------------------------------------------------------
     >>

     Summarized Wireless Subscriber Results

     <<
     -------------------------------------------------------------------------
     (Subscriber
      statistics in          Three months ended          Six months ended
      thousands, except           June 30,                    June 30,
      ARPU, churn and   ------------------------------------------------------
      usage)               2010     2009      Chg      2010     2009      Chg
     -------------------------------------------------------------------------

     Postpaid
       Gross additions      321      347      (26)      599      662      (63)
       Net additions         98      148      (50)      145      252     (107)
       Total postpaid
        retail
        subscribers       7,124    6,702      422     7,124    6,702      422
       Average monthly
        revenue per
        user ("ARPU")   $ 73.54  $ 73.24   $ 0.30   $ 72.83  $ 72.69   $ 0.14
       Average monthly
        minutes of
        usage               577      604      (27)      567      587      (20)
       Monthly churn      1.06%    1.00%    0.06%     1.08%    1.05%    0.03%

     Prepaid
       Gross additions      165      135       30       293      265       28
       Net additions
        (losses)             21       (6)      27       (13)     (38)      25
       Total prepaid
        retail
        subscribers       1,502    1,454       48     1,502    1,454       48
       ARPU             $ 16.61  $ 16.77   $(0.16)  $ 15.64  $ 15.92   $(0.28)
       Average monthly
        minutes of
        usage               112      124      (12)      109      120      (11)
       Monthly churn      3.26%    3.24%    0.02%     3.43%    3.44%   (0.01%)

     Total Postpaid
      and Prepaid
       Gross additions      486      482        4       892      927      (35)
       Net additions        119      142      (23)      132      214      (82)
       Total postpaid
        and prepaid
        retail
        subscribers       8,626    8,156      470     8,626    8,156      470
       Monthly churn      1.44%    1.41%    0.03%     1.49%    1.48%    0.01%

     Blended ARPU       $ 63.66  $ 63.09   $ 0.57   $ 62.82  $ 62.32   $ 0.50
     Blended average
      monthly minutes
      of usage              495      516      (21)      485      500      (15)

     -------------------------------------------------------------------------
     >>

     Wireless Subscribers and Network Revenue

     The year-over-year decrease in net subscriber additions for the quarter primarily reflects a combination of an increased level of competitive intensity, a significantly higher than usual market share of subscriber additions by Wireless in the prior year period, and a slowing of consumer
iPhone purchases in advance of the availability of the new iPhone 4 during the third quarter of 2010. Wireless began offering prepaid wireless service plans for Apple's recently introduced touchscreen tablet computer, the iPad, during the quarter and this contributed to the increase in prepaid subscribers versus the prior year period.
     The increase in network revenue for the three and six months ended June
30, 2010, compared to the corresponding periods of 2009, was driven predominantly by the continued growth of Wireless' postpaid subscriber base and the continued adoption of wireless data services. Year-over-year, blended
ARPU increased by 0.9%, which reflects higher wireless data, feature and long-distance revenues, partially offset by declines in roaming and out-of-plan usage revenues reflecting a combination of economic softness, the creation over the past year of voice and data roaming value plans for frequent travelers, and general competitive intensity.
     For both the three and six months ended June 30, 2010, wireless data revenue increased by approximately 39% over the corresponding periods of 2009, to $436 million and $851 million, respectively. This growth in wireless data revenue reflects the continued penetration and growing usage of smartphone and wireless laptop devices which are driving increased usage of e-mail, wireless
Internet access, text messaging and other wireless data services. For both the three and six months ended June 30, 2010, data revenue represented approximately 27% of total network revenue, compared to approximately 20% in the corresponding periods of 2009.
     Wireless activated and upgraded approximately 385,000 smartphone devices, predominately iPhone, BlackBerry and Android devices, of which approximately
35% were for subscribers new to Wireless, during the three months ended June
30, 2010. This resulted in subscribers with smartphones representing 35% of the overall postpaid subscriber base as at June 30, 2010, compared to 25% as at June 30, 2009. These subscribers have committed to new multi-year-term contracts, and generate ARPU nearly twice that of voice only subscribers.
     Wireless' success in maintaining the low level of postpaid churn reflects targeted customer retention programs and continued enhancements in network coverage and quality.

     Wireless Equipment Sales

     The year-over-year decrease in the equipment sales component of revenue, including activation fees and net of equipment subsidies, for the three and six months ended June 30, 2010, versus the corresponding periods of 2009, reflects fluctuations in the mix, volumes, and subsidy levels associated with device sales to new and upgrading subscribers.

     Wireless Operating Expenses

     <<
     -------------------------------------------------------------------------
                               Three months ended         Six months ended
                                     June 30,                  June 30,
     (In millions of       ---------------------------------------------------
      dollars)                2010      2009  % Chg     2010      2009  % Chg
     -------------------------------------------------------------------------

     Operating expenses
       Cost of equipment
        sales              $    243  $    254    (4) $    480  $    479     -
       Sales and marketing
        expenses                152       149     2       263       289    (9)
       Operating, general
        and administrative
        expenses                490       471     4       972       940     3
                           ---------------------------------------------------
     Operating expenses
      before the undernoted     885       874     1     1,715     1,708     -
     Stock-based
      compensation
      expense (recovery)          2         2     -         7        (8)  n/m
     Integration and
      restructuring
      expenses                    -         9   n/m         1         9   (89)
     Other items, net             -         -   n/m        10         -   n/m
                           ---------------------------------------------------
     Total operating
      expenses             $    887  $    885     -  $  1,733  $  1,709     1
     -------------------------------------------------------------------------
     >>

     The decrease in cost of equipment sales for the three months ended June
30, 2010, compared to the corresponding period of 2009, was primarily the result of the timing of hardware shipments versus the prior period, offset by a higher average cost of more sophisticated devices. These factors also contributed to the relatively steady level of cost of equipment sales for the six months ended June 30, 2010, compared to the corresponding period of 2009.
     Sales and marketing expenses increased slightly for the three months ended June 30, 2010, compared to the corresponding period of 2009, due to modest increased spending on advertising and promotion costs for new marketing campaigns, offset by savings resulting from cost reduction initiatives. Sales and marketing expenses decreased 9% for the six months ended June 30, 2010, compared to the corresponding period of 2009, due to lower sales volumes as well as savings resulting from cost reduction initiatives.
     The year-over-year increase in operating, general and administrative expenses for the second quarter, excluding retention spending discussed below, was driven by a combination of growth in the Wireless postpaid subscriber base offset by savings related to operating and scale efficiencies across various functions.
     Total retention spending, including subsidies on handset upgrades, was
$170 million and $325 million in the three and six months ended June 30, 2010, respectively, compared to $144 million and $287 million in the corresponding periods of 2009. The retention spending for the three and six months ended
June 30, 2010 increased compared to the corresponding periods of 2009 as a result of a higher volume of upgrade activity by existing subscribers and an increased mix of more sophisticated devices, versus the prior periods.

     Wireless Adjusted Operating Profit

     The 10% year-over-year increase in adjusted operating profit and the adjusted operating profit margin of 49.9% on network revenue (which excludes equipment sales revenue) for the three months ended June 30, 2010 primarily reflects the increase in network revenue offset by the increase in the total operating expenses discussed above.

     Wireless Additions to Property, Plant and Equipment ("PP&E")

     Wireless additions to PP&E are classified into the following categories:

     <<
     -------------------------------------------------------------------------
                               Three months ended         Six months ended
                                     June 30,                  June 30,
     (In millions of       ---------------------------------------------------
      dollars)                2010      2009  % Chg     2010      2009  % Chg
     -------------------------------------------------------------------------

     Additions to PP&E
       Capacity            $     96  $    119   (19) $    224  $    209     7
       Quality                   73        49    49       116        99    17
       Network - other            7         5    40        13        19   (32)
       Information
        technology and
        other                    30        31    (3)       52        51     2
                           ---------------------------------------------------
     Total additions
      to PP&E              $    206  $    204     1  $    405  $    378     7
     -------------------------------------------------------------------------
     >>

     Wireless PP&E additions reflect spending on network capacity, such as radio channel additions, network core improvements and network enhancing features, including the deployment of our HSPA+ network. Quality related PP&E is associated with upgrades to the network to enable higher throughput speeds, in addition to improved network access associated activities such as site build programs, and network sectorization work. In addition, Quality includes test and monitoring equipment and operating support system activities.
Investments in Network - other are associated with network reliability and renewal initiatives, infrastructure upgrades, and new product platforms.
Information technology and other wireless specific system initiatives included billing and back-office system upgrades, and other facilities and equipment spending.
     Spending for the three months ended June 30, 2010 related to the Quality
PP&E increased by 49% over the second quarter of 2009 due to increased new cell-site build activity. Quarter-over-quarter Capacity PP&E was lower by 19%, as a result of decreased spending on switching/radio network controller equipment and transmission augmentation projects. Network - other spending increased 40% over the second quarter of 2009 due to new product initiatives, such as the development of a pre-paid rocket stick and subscriber day passes for U.S. and international roaming.

     Other Wireless Developments

     Wireless announced the introduction of a new wireless brand called chatr.
This new wireless brand will focus on the growing urban zone based unlimited talk and text category.
     On July 9, 2010, Wireless reached an agreement to acquire the assets of
Cityfone Telecommunications Inc. ("Cityfone") for cash consideration of $24 million. Cityfone is a leading independent Canadian Mobile Virtual Network
Operator that resells Wireless' post paid wireless voice and data services to subscribers through private label programs with major Canadian brands.

     <<
     CABLE
     -----
     >>

     Summarized Cable Financial Results

     <<
     -------------------------------------------------------------------------
                               Three months ended         Six months ended
     (In millions of                 June 30,                  June 30,
      dollars, except      ---------------------------------------------------
      margin)                 2010      2009  % Chg     2010      2009  % Chg
     -------------------------------------------------------------------------

     Operating revenue
       Cable Operations    $    790  $    763     4  $  1,579  $  1,506     5
       RBS                      140       125    12       273       253     8
       Rogers Retail             86        90    (4)      175       192    (9)
       Intercompany
        eliminations            (12)       (6)  100       (26)      (11)  136
                           ---------------------------------------------------
     Total operating
      revenue                 1,004       972     3     2,001     1,940     3
                           ---------------------------------------------------

     Adjusted operating
      profit (loss) before
      the undernoted
       Cable Operations         343       329     4       683       637     7
       RBS                        9         7    29        17        22   (23)
       Rogers Retail             (8)       (4)  100       (12)       (3)  n/m
                           ---------------------------------------------------
     Adjusted operating
      profit                    344       332     4       688       656     5
     Stock-based
      compensation
      recovery (expense)         (2)       (4)  (50)       (5)       21   n/m
     Integration and
      restructuring
      expenses                   (7)       (7)    -        (8)      (11)  (27)
     Other items, net             -         -   n/m        (5)        -   n/m
                           ---------------------------------------------------
     Operating profit      $    335  $    321     4  $    670  $    666     1
                           ---------------------------------------------------
                           ---------------------------------------------------

     Adjusted operating
      profit (loss)
      margin
       Cable Operations       43.4%     43.1%           43.3%     42.3%
       RBS                     6.4%      5.6%            6.2%      8.7%
       Rogers Retail          (9.3%)    (4.4%)          (6.9%)    (1.6%)

     Additions to PP&E
       Cable Operations    $    159  $    156     2  $    277  $    260     7
       RBS                        8         9   (11)       14        17   (18)
       Rogers Retail              3         3     -         4         6   (33)
                           ---------------------------------------------------
     Total additions
      to PP&E              $    170  $    168     1  $    295  $    283     4
     -------------------------------------------------------------------------
     >>

     The following segment discussions provide a detailed discussion of the
Cable operating results.

     CABLE OPERATIONS

     Summarized Financial Results

     <<
     -------------------------------------------------------------------------
                               Three months ended         Six months ended
     (In millions of                 June 30,                  June 30,
      dollars, except      ---------------------------------------------------
      margin)                 2010      2009  % Chg     2010      2009  % Chg
     -------------------------------------------------------------------------

     Operating revenue
       Core Cable          $    448  $    440     2  $    905  $    868     4
       Internet                 214       195    10       418       381    10
       Rogers Home Phone        128       128     -       256       257     -
                           ---------------------------------------------------
     Total Cable Operations
      operating revenue         790       763     4     1,579     1,506     5
                           ---------------------------------------------------

     Operating expenses
      before the undernoted
       Sales and marketing
        expenses                 58        64    (9)      110       119    (8)
       Operating, general
        and administrative
        expenses                389       370     5       786       750     5
                           ---------------------------------------------------
                                447       434     3       896       869     3
                           ---------------------------------------------------
     Adjusted operating
      profit                    343       329     4       683       637     7
     Stock-based
      compensation
      recovery (expense)         (2)       (4)  (50)       (5)       19   n/m
     Integration and
      restructuring
      expenses                   (1)       (6)  (83)       (1)       (7)  (86)
     Other items, net             -         -   n/m        (7)        -   n/m
                           ---------------------------------------------------
     Operating profit      $    340  $    319     7  $    670  $    649     3
                           ---------------------------------------------------
                           ---------------------------------------------------

     Adjusted operating
      profit margin           43.4%     43.1%           43.3%     42.3%

     -------------------------------------------------------------------------
     >>

     Summarized Subscriber Results

     <<
     -------------------------------------------------------------------------
                               Three months ended         Six months ended
     (Subscriber                     June 30,                  June 30,
      statistics in        ---------------------------------------------------
      thousands)              2010      2009    Chg     2010      2009    Chg
     -------------------------------------------------------------------------

     Cable homes passed       3,661     3,577    84     3,661     3,577    84

     Television
       Net additions
        (losses)                  -       (19)   19         1       (27)   28
       Total television
        subscribers           2,296     2,292     4     2,296     2,292     4

       Digital cable
         Households, net
          additions              11         8     3        37        43    (6)
         Total households     1,701     1,593   108     1,701     1,593   108

     Cable high-speed
      Internet
       Net additions
        (losses)                  7        (4)   11        24         7    17
       Total cable high-
        speed Internet
        subscribers           1,643     1,578    65     1,643     1,578    65

     Cable telephony lines
       Net additions and
        migrations               16        21    (5)       38        38     -
       Total cable
        telephony lines         975       878    97       975       878    97

     Total cable service
      units
       Net additions
        (losses)                 23        (2)   25        63        18    45
       Total cable
        service units         4,914     4,748   166     4,914     4,748   166

     -------------------------------------------------------------------------

     Circuit-switched lines
       Net losses and
        migrations              (11)      (27)   16       (27)      (50)   23
       Total circuit-
        switched lines           97       165   (68)       97       165   (68)

     -------------------------------------------------------------------------
     >>

     Core Cable Revenue

     The increase in Core Cable revenue for the three and six months ended
June 30, 2010, compared to the corresponding periods of 2009, reflects the continued increasing penetration of our digital cable product offerings. The temporary slowdown in the year-over-year growth rate of Core Cable revenue from the first quarter to the second quarter of 2010 reflects the timing of annual pricing changes, which took place in March 2009 and July 2010.
     Cable continues to lead the Canadian cable industry in digital cable penetration. The digital cable subscriber base grew by 7% from June 30, 2009 to June 30, 2010, to 74% of television households passed by our cable networks, compared to 70% as at June 30, 2009. Increased demand from subscribers for the larger selection of digital content, video on demand, HDTV and personal video recorder ("PVR") equipment continues to drive the growth in the digital subscriber base.

     Cable Internet Revenue

     The year-over-year increase in Internet revenues for the three and six months ended June 30, 2010, primarily reflects the increase in the Internet subscriber base, combined with Internet services price changes made in March
2010 and increased promotional programs.
     With the high-speed Internet base at approximately 1.6 million subscribers, Internet penetration is approximately 45% of the homes passed by our cable networks and 72% of our television subscriber base, at June 30,
2010.

     Rogers Home Phone Revenue

     Rogers Home Phone revenue for the three and six months ended June 30,
2010, reflects the year-over-year growth in the cable telephony customer base with a corresponding cable telephony revenue growth of approximately 9% for the quarter, offset by the ongoing decline of the legacy circuit-switched telephony and long-distance only customer bases. The lower net additions of cable telephony lines in the second quarter of 2010 versus the corresponding period of 2009 are primarily the result of fewer customer migrations from circuit-switch to cable telephony.
     Cable telephony lines in service grew 11% from June 30, 2009 to June 30,
2010. At June 30, 2010, cable telephony lines represented 27% of the homes passed by our cable networks and 42% of television subscribers.
     Cable continues to focus principally on growing its on-net cable telephony line base. As part of this on-net focus, Cable continues to significantly de-emphasize sales of the circuit-switched product. Of the
16,000 net line additions to cable telephony during the second quarter of
2010, approximately 1,000 were migrations of lines from our legacy circuit-switched platform to our cable telephony platform. Because of the strategic decision in early 2008 to de-emphasize sales of the circuit-switched telephony product outside of the cable footprint, Cable expects that circuit-switched net line losses will continue as that base of subscribers continues to contract over time.
     Excluding the impact of the shrinking circuit-switched telephony business, the year-over-year revenue growth for Rogers Home Phone and Cable
Operations for the second quarter ended June 30, 2010 would have been 9% and
5%, respectively.

     Cable Operations Operating Expenses

     The increase in Cable Operations' operating expenses for the three and six months ended June 30, 2010, compared to the corresponding periods of 2009, was primarily driven by higher costs associated with programming and other content, network operations, and increases in information technology costs, offset by cost reductions and efficiency initiatives across various functions.
Cable Operations continues to focus on implementing a program of permanent cost reduction and efficiency improvement initiatives to control the overall growth in operating expenses.

     Cable Operations Adjusted Operating Profit

     The year-over-year growth in adjusted operating profit was primarily the result of the revenue growth and cost changes described above. As a result,
Cable Operations adjusted operating profit margins increased to 43.4% and
43.3%, respectively, for the three and six months ended June 30, 2010, compared to 43.1% and 42.3%, respectively, in the corresponding periods of
2009.

     ROGERS BUSINESS SOLUTIONS

     Summarized Financial Results

     <<
     -------------------------------------------------------------------------
                               Three months ended         Six months ended
     (In millions of                 June 30,                  June 30,
      dollars, except      ---------------------------------------------------
      margin)                 2010      2009  % Chg     2010      2009  % Chg
     -------------------------------------------------------------------------

     RBS operating
      revenue              $    140  $    125    12  $    273  $    253     8
                           ---------------------------------------------------

     Operating expenses
      before the undernoted
       Sales and marketing
        expenses                 10         6    67        22        12    83
       Operating, general
        and administrative
        expenses                121       112     8       234       219     7
                           ---------------------------------------------------
                                131       118    11       256       231    11
                           ---------------------------------------------------
     Adjusted operating
      profit                      9         7    29        17        22   (23)
     Stock-based
      compensation
      recovery                    -         -   n/m         -         1   n/m
     Integration and
      restructuring
      expenses                   (2)       (1)  100        (3)       (1)  200
                           ---------------------------------------------------
     Operating profit      $      7  $      6    17  $     14  $     22   (36)
                           ---------------------------------------------------
                           ---------------------------------------------------

     Adjusted operating
      profit margin            6.4%      5.6%            6.2%      8.7%

     -------------------------------------------------------------------------
     >>

     Summarized Subscriber Results

     <<
     -------------------------------------------------------------------------
                                Three months ended         Six months ended
     (Subscriber                      June 30,                  June 30,
      statistics in        ---------------------------------------------------
      thousands)               2010      2009   Chg      2010      2009   Chg
     -------------------------------------------------------------------------

     Local line
      equivalents
       Total local line
        equivalents             156       187   (31)      156       187   (31)

     Broadband data
      circuits
       Total broadband
        data circuits            35        37    (2)       35        37    (2)

     -------------------------------------------------------------------------
     >>

     RBS Revenue

     The increase in RBS revenues reflects the increase in long-distance revenue, which includes higher volumes by both carrier and internal customers, and the acquisition of Blink, partially offset by the ongoing decline in the legacy portions of the business. RBS is focused on leveraging on-net revenue opportunities utilizing Cable's existing network facilities as well as maintaining its existing medium enterprise customer base while growing the carrier business. Excluding the acquisition of Blink, revenue growth for the three months ended June 30, 2010 would have been 8%. For the three and six months ended June 30, 2010, long-distance revenue increased, which was partially offset by a decline in RBS legacy data and local revenues, compared to the corresponding periods of 2009.

     RBS Operating Expenses

     Operating, general and administrative expenses increased for the three and six months ended June 30, 2010, compared to the corresponding periods of
2009. An increase in long-distance costs due to higher call volumes and country mix resulted in higher operating costs which were partially offset by lower data and local carrier charges.
     Sales and marketing expenses increased for the three and six months ended
June 30, 2010, compared to the corresponding periods of 2009, and reflect increased marketing within the medium and large enterprise and carrier segments associated with RBS' launch of a new suite of Ethernet services. The increase also reflects the organizational changes to support an increase in the sales and marketing effort.

     RBS Adjusted Operating Profit

     The changes in revenues and operating expenses described above resulted in an adjusted operating profit margin of 6.4% and 6.2%, respectively, for the three and six months ended June 30, 2010, compared to 5.6% and 8.7%, respectively, in the corresponding periods of the prior year. Excluding the acquisition of Blink, adjusted operating profit for the three months ended
June 30, 2010 would have been approximately $7 million.

     ROGERS RETAIL

     Summarized Financial Results

     <<
     -------------------------------------------------------------------------
                               Three months ended         Six months ended
     (In millions of                 June 30,                  June 30,
      dollars, except      ---------------------------------------------------
      margin)                 2010      2009  % Chg     2010      2009  % Chg
     -------------------------------------------------------------------------

     Operating revenue
       Wireless and Cable
        sales                    49        46     7        97        95     2
       Video rental and
        sales                    37        44   (16)       78        97   (20)
                           ---------------------------------------------------
     Total Rogers Retail
      operating revenue          86        90    (4)      175       192    (9)
                           ---------------------------------------------------

     Operating expenses
      before the
      undernoted                 94        94     -       187       195    (4)
                           ---------------------------------------------------
     Adjusted operating
      (loss)                     (8)       (4)  100       (12)       (3)  n/m
     Stock-based
      compensation
      recovery                    -         -   n/m         -         1   n/m
     Integration and
      restructuring
      expenses                   (4)        -   n/m        (4)       (3)   33
     Other items, net             -         -   n/m         2         -   n/m
                           ---------------------------------------------------
     Operating loss        $    (12) $     (4)  200  $    (14) $     (5)  180
                           ---------------------------------------------------
                           ---------------------------------------------------

     Adjusted operating
      (loss) margin           (9.3%)    (4.4%)          (6.9%)    (1.6%)

     -------------------------------------------------------------------------
     >>

     Rogers Retail Revenue

     The decrease in Rogers Retail revenue for the three and six months ended
June 30, 2010, compared to the corresponding periods of 2009, was the result of a continued decline in video rental and sales activities partially offset by higher sales of wireless and other communications products versus the prior year period.
     Early in 2010, Rogers began an initiative to more deeply integrate its wireless, cable and video rental distribution channels to better respond to changing customer needs and preferences. As a result of this integration, certain facilities and stores associated principally with the video rental portion of Rogers Retail will be closed.

     Rogers Retail Adjusted Operating Loss

     The adjusted operating loss at Rogers Retail increased for the three and six months ended June 30, 2010, compared to the corresponding periods of 2009, reflecting the trends noted above.

     CABLE ADDITIONS TO PP&E

     The Cable Operations segment categorizes its PP&E expenditures according to a standardized set of reporting categories that were developed and agreed to by the U.S. cable television industry and which facilitate comparisons of additions to PP&E between different cable companies. Under these industry definitions, Cable Operations additions to PP&E are classified into the following five categories:

     <<
     -   Customer premise equipment ("CPE"), which includes the equipment for digital set-top terminals, Internet modems and associated
         installation costs;
     -   Scalable infrastructure, which includes non-CPE costs to meet business growth and to provide service enhancements, including many of the costs to-date of the cable telephony initiative;
     -   Line extensions, which includes network costs to enter new service areas;
     -   Upgrades and rebuild, which includes the costs to modify or replace existing coaxial cable, fibre-optic equipment and network
         electronics; and
     -   Support capital, which includes the costs associated with the purchase, replacement or enhancement of non-network assets.
     >>

     Summarized Cable PP&E Additions

     <<
     -------------------------------------------------------------------------
                               Three months ended         Six months ended
                                     June 30,                  June 30,
     (In millions of       ---------------------------------------------------
      dollars)                2010      2009  % Chg     2010      2009  % Chg
     -------------------------------------------------------------------------

     Additions to PP&E
       Customer premise
        equipment          $     66  $     45    47  $    112  $     78    44
       Scalable
        infrastructure           47        69   (32)       87       104   (16)
       Line extensions           12        10    20        20        18    11
       Upgrades and
        rebuild                   5         5     -         8        10   (20)
       Support capital           29        27     7        50        50     -
                           ---------------------------------------------------
     Total Cable
      Operations                159       156     2       277       260     7
     RBS                          8         9   (11)       14        17   (18)
     Rogers Retail                3         3     -         4         6   (33)
                           ---------------------------------------------------
                           $    170  $    168     1  $    295  $    283     4
     -------------------------------------------------------------------------
     >>

     Additions to Cable PP&E include continued investments in the cable network to enhance customer experience through increased speed and performance of our Internet service and capacity enhancements to our digital network to allow for incremental HD and On-Demand services to be added.
     The increase in Cable Operations PP&E for the three and six months ended
June 30, 2010 compared to the corresponding periods of 2009 resulted primarily from higher CPE spending offset by lower scaleable infrastructure expenditures due to the completion of certain projects associated with our Internet and digital cable platforms. The higher CPE spending corresponds with higher levels of cable service unit net additions versus the corresponding prior year periods.
     The RBS PP&E additions for the three and six months ended June 30, 2010 decreased slightly compared to the corresponding periods of 2009 and reflects the timing of expenditures on customer networks and support capital.
     Rogers Retail PP&E additions are attributable to improvements made to certain retail locations.

     <<
     MEDIA
     -----
     >>

     Summarized Media Financial Results

     <<
     -------------------------------------------------------------------------
                               Three months ended         Six months ended
     (In millions of                 June 30,                  June 30,
      dollars, except      ---------------------------------------------------
      margin)                 2010      2009  % Chg     2010      2009  % Chg
     -------------------------------------------------------------------------

     Operating revenue     $    396  $    366     8  $    697  $    650     7
                           ---------------------------------------------------

     Operating expenses
      before the
      undernoted                330       329     -       623       623     -
                           ---------------------------------------------------
     Adjusted operating
      profit                     66        37    78        74        27   174
     Stock-based
      compensation
      recovery (expense)         (2)       (2)    -        (6)       14   n/m
     Integration and
      restructuring
      expenses                   (1)      (21)  (95)       (1)      (21)  (95)
                           ---------------------------------------------------
     Operating profit      $     63  $     14   n/m  $     67  $     20   n/m
                           ---------------------------------------------------
                           ---------------------------------------------------

     Adjusted operating
      profit margin           16.7%     10.1%           10.6%      4.2%

     Additions to
      property, plant
      and equipment        $      9  $     16   (44) $     14  $     30   (53)

     -------------------------------------------------------------------------
     >>

     Media Revenue

     The increase in Media's revenue for the three and six months ended June
30, 2010, compared to the corresponding periods of 2009, reflects improvements in Media's prime time TV ratings, increased subscriber fees, improvements in the advertising market and in consumer discretionary spending, which together are favorably impacting Television, Sportsnet, Radio and The Shopping Channel
revenues. Publishing is also beginning to experience positive growth in advertising revenues for the first time in several quarters, while Sports
Entertainment reported modest revenue declines associated with fluctuations in attendance levels.

     Media Operating Expenses

     Media's operating expenses for the three and six months ended June 30,
2010 were flat compared to the corresponding periods of 2009. While focused cost reduction programs across all of Media's divisions over the past year have resulted in reduced operating expenses, these savings were offset by cost of goods sold increases at The Shopping Channel associated with higher sales volumes and certain planned increases in programming costs at Television and
Sportsnet.

     Media Adjusted Operating Profit

     The increase in Media's adjusted operating profit for the three and six months ended June 30, 2010, compared to the corresponding periods of 2009, primarily reflects the revenue and expense changes discussed above and resultant operating leverage which caused operating profit and margins to both increase significantly.

     Media Additions to PP&E

     Media's PP&E additions in the three and six months ended June 30, 2010 declined from the corresponding periods of 2009 due to the completion of
Television's new Ontario broadcasting facility in 2009 combined with numerous cost containment initiatives across Media's divisions.

     Other Media Developments

     In June 2010, Media reached an agreement to acquire London, Ontario FM radio station BOB-FM (CHST-FM) and Edmonton, Alberta FM radio station BOUNCE
(CHBN-FM). These transactions are subject to CRTC approval and expected to close in the second half of 2010.

     2010 FINANCIAL AND OPERATING GUIDANCE

     At this point in the year we have no specific revisions to the 2010 annual financial and operating guidance ranges which we provided on February
17, 2010.

     <<
     Rogers Communications Inc.
     Unaudited Interim Consolidated Statements of Income
     (In millions of dollars, except per share amounts)

     -------------------------------------------------------------------------
                                     Three months ended     Six months ended
                                           June 30,              June 30,
                                       2010       2009       2010       2009
     -------------------------------------------------------------------------

     Operating revenue              $  3,029   $  2,891   $  5,916   $  5,638

     Operating expenses:
       Cost of sales                     319        328        622        638
       Sales and marketing               303        296        555        577
       Operating, general and
        administrative                 1,217      1,197      2,425      2,267
       Integration and
        restructuring                      8         37         10         41
       Depreciation and
        amortization                     406        446        814        890
     -------------------------------------------------------------------------

     Operating income                    776        587      1,490      1,225

     Interest on long-term debt         (170)      (156)      (338)      (308)
     Debt issuance costs                   -         (5)         -         (5)
     Foreign exchange gain (loss)        (19)        80         (7)        51
     Change in fair value of
      derivative instruments              32        (11)        19         (1)
     Other income, net                     5          4          4          6
     -------------------------------------------------------------------------

     Income before income taxes          624        499      1,168        968
     -------------------------------------------------------------------------

     Income tax expense:
       Current                           105         (1)       219         (1)
       Future                             68        126        118        286
       -----------------------------------------------------------------------
                                         173        125        337        285
     -------------------------------------------------------------------------
     Net income for the period      $    451   $    374   $    831   $    683
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     Basic and diluted net income
      per share                     $   0.78   $   0.59   $   1.42   $   1.08
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     Rogers Communications Inc.
     Unaudited Interim Consolidated Balance Sheets
     (In millions of dollars)

     -------------------------------------------------------------------------
                                                        June 30,  December 31,
                                                           2010          2009
     -------------------------------------------------------------------------

     Assets

     Current assets:
       Cash and cash equivalents                      $     122     $     383
       Accounts receivable                                1,252         1,310
       Other current assets                                 428           338
       Current portion of derivative instruments              5             4
       Future income tax assets                             141           220
       -----------------------------------------------------------------------
                                                          1,948         2,255

     Property, plant and equipment                        8,239         8,197
     Goodwill                                             3,085         3,018
     Intangible assets                                    2,673         2,643
     Investments                                            555           547
     Derivative instruments                                 225            78
     Other long-term assets                                 286           280
     -------------------------------------------------------------------------
                                                      $  17,011     $  17,018
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     Liabilities and Shareholders' Equity

     Current liabilities:
       Accounts payable and accrued liabilities       $   1,947     $   2,175
       Income taxes payable                                 415           208
       Current portion of long-term debt                    522             1
       Current portion of derivative instruments            321            80
       Unearned revenue                                     290           284
       -----------------------------------------------------------------------
                                                          3,495         2,748

     Long-term debt                                       8,014         8,463
     Derivative instruments                                 646         1,004
     Other long-term liabilities                            123           133
     Future income tax liabilities                          487           397
     -------------------------------------------------------------------------
                                                         12,765        12,745

     Shareholders' equity                                 4,246         4,273
     -------------------------------------------------------------------------
                                                      $  17,011     $  17,018
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     Rogers Communications Inc.
     Unaudited Interim Consolidated Statements of Cash Flows
     (In millions of dollars)

     -------------------------------------------------------------------------
                                     Three months ended     Six months ended
                                           June 30,              June 30,
                                       2010       2009       2010       2009
     -------------------------------------------------------------------------

     Cash provided by (used in):

     Operating activities:
       Net income for the period    $    451   $    374   $    831   $    683
       Adjustments to reconcile
        net income to cash flows
        from operating activities:
         Depreciation and
          amortization                   406        446        814        890
         Program rights and
          Rogers Retail rental
          amortization                    56         37        105         77
         Future income taxes              68        126        118        286
         Unrealized foreign
          exchange loss (gain)            17        (74)         5        (47)
         Change in fair value of
          derivative instruments         (32)        11        (19)         1
         Pension contributions,
          net of expense                  (7)       (14)       (17)       (19)
         Stock-based compensation
          expense (recovery)              10         13         34        (68)
         Amortization on fair
          value increment of
          long-term debt                  (1)        (2)        (3)        (3)
         Other                            (2)         1          1          -
       -----------------------------------------------------------------------
                                         966        918      1,869      1,800
       Change in non-cash operating
        working capital items             13        (42)       (37)      (236)
       -----------------------------------------------------------------------
                                         979        876      1,832      1,564
     -------------------------------------------------------------------------

     Investing activities:
       Additions to property,
        plant and equipment
        ("PP&E")                        (439)      (434)      (805)      (793)
       Change in non-cash working
        capital items related
        to PP&E                           19          8        (70)      (123)
       Acquisitions, net of cash
        and cash equivalents
        acquired                          (2)       (11)      (132)       (11)
       Acquisition of spectrum
        licences                         (20)       (15)       (30)       (15)
       Additions to program rights       (39)       (48)       (85)       (92)
       Other                              14         (4)        21         (5)
       -----------------------------------------------------------------------
                                        (467)      (504)    (1,101)    (1,039)
     -------------------------------------------------------------------------

     Financing activities:
       Issuance of long-term debt         50      1,460         50      1,825
       Repayment of long-term debt       (50)      (975)       (50)    (1,410)
       Repayment of capital lease         (1)         -         (1)         -
       Repurchase of Class B
        Non-Voting shares               (328)      (509)      (630)      (509)
       Proceeds received on
        exercise of stock options          1          -          2          -
       Dividends paid                   (188)      (184)      (363)      (343)
       -----------------------------------------------------------------------
                                        (516)      (208)      (992)      (437)
     -------------------------------------------------------------------------

     Increase (decrease) in cash
      and cash equivalents                (4)       164       (261)        88

     Cash and cash equivalents
      (deficiency), beginning
      of period                          126        (95)       383        (19)
     -------------------------------------------------------------------------
     Cash and cash equivalents,
      end of period                 $    122   $     69   $    122   $     69
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     Supplemental cash flow
      information:
       Income taxes paid            $      5   $      -   $     12   $      -
       Interest paid                     193        154        339        307
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     The change in non-cash
      operating working capital
      items is as follows:
       Decrease (increase) in
        accounts receivable         $    (87)  $    (24)  $     58   $    222
       Decrease (increase) in
        other assets                     (13)        63       (131)       (11)
       Increase (decrease) in
        accounts payable and
        accrued liabilities               23        (55)      (177)      (487)
       Increase in income taxes
        payable                          100          -        207          -
       Increase (decrease) in
        unearned revenue                 (10)       (26)         6         40
     -------------------------------------------------------------------------
                                    $     13   $    (42)  $    (37)  $   (236)
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     >>

     This earnings release should be read in conjunction with our 2009 Annual
Report, our second quarter 2010 MD&A and our second quarter 2010 Unaudited
Interim Consolidated Financial Statements and Notes thereto that can be found at www.rogers.com and on SEDAR at www.sedar.com or on EDGAR at www.sec.gov.

     Caution Regarding Forward-Looking Statements, Risks and Assumptions

     This earnings release includes forward-looking statements and assumptions concerning our business, its operations and its financial performance and condition approved by management on the date of this earnings release. These forward-looking statements and assumptions include, but are not limited to, statements with respect to our objectives and strategies to achieve those objectives, statements with respect to our beliefs, plans, expectations, anticipations, estimates or intentions, including guidance and forecasts relating to revenue, adjusted operating profit, PP&E expenditures, free cash flow, expected growth in subscribers and the services to which they subscribe, the cost of acquiring subscribers and the deployment of new services and all other statements that are not historical facts. Such forward-looking statements are based on current objectives, strategies, expectations and assumptions, most of which are confidential and proprietary, that we believe to be reasonable at the time including, but not limited to, general economic and industry growth rates, currency exchange rates, product pricing levels and competitive intensity, subscriber growth and usage rates, changes in government regulation, technology deployment, device availability, the timing of new product launches, content and equipment costs, the integration of acquisitions, and industry structure and stability.
     Except as otherwise indicated, this earnings release and our forward-looking statements do not reflect the potential impact of any non-recurring or other special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be considered or announced or may occur after the date of the financial information contained herein.
     We caution that all forward-looking information, including any statement regarding our current intentions, is inherently subject to change and uncertainty and that actual results may differ materially from the assumptions, estimates or expectations reflected in the forward-looking information. A number of factors could cause actual results to differ materially from those in the forward-looking statements or could cause our current objectives and strategies to change, including but not limited to economic conditions, technological change, the integration of acquisitions, unanticipated changes in content or equipment costs, changing conditions in the entertainment, information and communications industries, regulatory changes, litigation and tax matters, the level of competitive intensity and the emergence of new opportunities, many of which are beyond our control and current expectation or knowledge. Therefore, should one or more of these risks materialize, should our objectives or strategies change, or should any other factors underlying the forward-looking statements prove incorrect, actual results and our plans may vary significantly from what we currently foresee.
Accordingly, we warn investors to exercise caution when considering any such forward-looking information herein and that it would be unreasonable to rely on such statements as creating any legal rights regarding our future results or plans. We are under no obligation (and we expressly disclaim any such obligation) to update or alter any forward-looking statements or assumptions whether as a result of new information, future events or otherwise, except as required by law.
     Before making any investment decisions and for a detailed discussion of the risks, uncertainties and environment associated with our business, fully review the sections of our second quarter 2010 MD&A entitled "Updates to Risks and Uncertainties" and "Government Regulation and Regulatory Developments",
and also the sections entitled "Risks and Uncertainties Affecting our
Businesses" and "Government Regulation and Regulatory Developments" in our
2009 Annual MD&A.

     About Rogers Communications Inc.

     Rogers Communications is a diversified Canadian communications and media company. We are Canada's largest provider of wireless voice and data communications services and one of Canada's leading providers of cable television, high-speed Internet and telephony services. Through Rogers Media we are engaged in radio and television broadcasting, televised shopping, magazines and trade publications, and sports entertainment. We are publicly traded on the Toronto Stock Exchange (TSX: RCI.A and RCI.B) and on the New
York Stock Exchange (NYSE: RCI). For further information about the Rogers group of companies, please visit www.rogers.com.

     Quarterly Investment Community Conference Call

     As previously announced by press release, a live webcast of our quarterly results conference call with the investment community will be broadcast via the Internet at rogers.com/webcast beginning at 8:30 a.m. ET today, July 27,
2010. A rebroadcast of this teleconference will be available on the Webcast
Archive page of the Investor Relations section of rogers.com for a period of at least two weeks following the conference call.
     %CIK: 0000733099

     /For further information: Investment Community Contacts: Bruce M. Mann,
416.935.3532, bruce.mann(at)rci.rogers.com; Dan Coombes, 416.935.3550,
dan.coombes(at)rci.rogers.com; Media Contacts: Wireless, Cable and Corporate:
Terrie Tweddle, 416.935.4727, terrie.tweddle(at)rci.rogers.com; Media and
Regulatory: Jan Innes, 416.935.3525, jan.innes(at)rci.rogers.com/
     (RCI.A. RCI.B. RCI)

CO:  Rogers Communications Inc.; Rogers Wireless; Rogers Cable Inc.; Rogers
     Media Inc.

CNW 11:06e 27-JUL-10